Mail Stop 3561

August 12, 2005

Jay O. Wright
President and Chief Executive Officer
Mobilepro Corp.
6701 Democracy Blvd., Suite 300
Bethesda, MD 20817

> **Re: Mobilepro Corp.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed August 9, 2005**
> **File No. 0-51010**

Dear Mr. Wright:

　　　　We have reviewed your filing and have the following additional comments. If you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.　　We note that your response letter did not contain the representations we requested in the closing paragraphs of our letter dated August 5, 2005. In this regard, we have repeated the acknowledgement you are required to provide below. Please promptly provide these representations in written correspondence filed on EDGAR.

2.　　We note that you have not filed your proxy card. Please note that you must file the form of proxy and all other soliciting materials in the same form as the materials sent to shareholders. See Rule 14a-6(b). Accordingly, please re-file your definitive proxy statement to include the proxy card with the revisions we requested in our prior letter.

Electronic Delivery of Mobilepro Stockholder Communications, page 9

3.   We note your response to prior comment 4; however, as requested, please provide us with the web addresses and passwords necessary to access the site by which shareholders can vote via the Internet.

Proposal No. 1, page 10

Board of Directors Meetings and Committees, page 11

4.   We note your disclosure that the audit committee and the nominating and governance committee did not meet in fiscal 2005. Please provide your analysis regarding how you believe these committees were able to fulfill their respective responsibilities, given that they did not hold any meetings.

*   *   *   *

Please promptly respond to these comments. When you respond, please furnish a cover letter that keys your responses to our comments. If you believe that compliance with our comments is not appropriate, please provide the basis for your view in your response letter, which you should file electronically on EDGAR under the tag "CORRESP".

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Albert Pappas, Senior Staff Attorney, at (202) 551-3378, or me at (202) 551-3810 with any questions.

Sincerely,

Michele Anderson
Legal Branch Chief

cc: Ernest Stern, Esq.
       Schiff Hardin LLP
       Fax: (202) 778-6460